Issuer Free Writing Prospectus dated June 16, 2014

Supplementing the Preliminary Prospectus dated June 9, 2014

Registration Statement No. 333-196626

QIWI plc

Pricing Term Sheet—June 16, 2014

7,973,330 Class B Shares Represented by

American Depositary Receipts Evidencing American Depositary Shares

Issuer:	QIWI plc

Stock Symbol / Exchange:	QIWI / Nasdaq Global Select Market and MICEX

Price to Public:	$40.00 per ADS

ADSs:	Each ADS represents one class B share

ADSs Offered:

By the Company	1,993,330 ADSs
By the Selling Shareholders	5,980,000 ADSs

ADSs Outstanding Immediately After This Offering:	31,034,245 ADSs

Ordinary Shares Outstanding Immediately After This Offering:	Ordinary shares comprising (i) 23,118,646 class A shares, and (ii) 31,080,360 class B shares

Option to Purchase Additional ADSs:	1,196,000 ADSs (299,000 ADSs from the Company and 897,000 ADSs from the selling shareholders)

Underwriting Discount:	$9.6 million (or approximately $11.0 million if the underwriters’ option to purchase additional class B shares is exercised)

Net Proceeds to the Company (After Deducting the Underwriting Discount and Estimated Net Offering Expenses):	$76.1 million (or approximately $87.7 million if the underwriters’ option to purchase additional class B shares is exercised)

Trade Date:	June 17, 2014

Closing Date:	June 20, 2014

CUSIP:	74735M108

Underwriters:	Name	No. of ADSs
	Credit Suisse Securities (USA) LLC	6,298,931
	VTB Capital plc (1)	877,066
	William Blair & Company, L.L.C.	398,666
	GPB-Financial Services Ltd (2)	159,467
	Atonline Limited (2)	239,200

(1)	Any offers and sales of ADSs by VTB Capital plc in the United States will be made through its U.S. registered broker-dealer, VTB Capital Inc.
(2)	Atonline Limited and GPB-Financial Services Ltd are not U.S. registered broker-dealers and are not making offers or sales of ADSs in the United States. Any offers and sales of ADSs in the United States will be made through one or more U.S. registered broker-dealers.

The issuer has filed a registration statement (including a prospectus) dated June 9, 2014 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Copies of the prospectus relating to this offering may also be obtained by contacting Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010, (800) 221-1037.

This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.